DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES
Ritz Carlton Annex
(213) 400-2007/fax (310) 301-3370

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

Date: July 18, 2012

From:     The law offices of:
Donald G. Davis, Esq.
Davis & Associates

To:          Kevin L. Vaughn
Accounting Branch Chief, SEC

Tara Harkins, Staff Accountant, SEC

Via: Email to: HarkinsT@SEC.GOV

Subject: SEC Comment Letter: Dynamic Energy Alliance Corporation 10-K 2012-06-19 Letter

Gentlemen,

Pursuant to the initial response letter submitted by Dynamic Energy Alliance Corporation (the “Company”) to your office on June 26, 2012, and the follow up communication with the Company’s securities counsel, the Company kindly submits the response to the original SEC comment letter dated June 19, 2012, attached hereto as an Exhibit.

We are advised that the Company’s management and accountants have prepared and reviewed a revision of the 2010 comparative figures in the 2011 financial statements, and are prepared to complete a red-line (and, final) amended version Form 10-K for review. Management has asked that the SEC first provide the Company with letter responding to the proposed response changes, so that management can prepare and file the Form 10K/A within a timely manner.

If you have additional questions or further comments, feel free to address them to my attention. I can be reach on my cell during Pacific Time Business Hours at 213 400-2007, on or after next Wednesday. Prior there to I will out of the Country, but have access to email at don@securities-attys.com.

Thank you for your assistance in this matter

Very Truly Yours,

Donald G. Davis

For the Law Offices of Davis & Associates.

July 24, 2012

From:      James Michael Whitfield,
Dynamic Energy Alliance Corporation

To:          Kevin L. Vaughn, Accounting Branch Chief, SEC
Tara Harkins, Staff Accountant, SEC

Via:   Email to: HarkinsT@SEC.GOV

Subject:  SEC Comment Letter: Dynamic Energy Alliance Corporation Form 10-K 2011

Gentlemen,

Pursuant to the initial response letter submitted by securities counsel of Dynamic Energy Alliance Corporation (the “Company”) to your office on June 26, 2012, and the follow up conversation with our securities counsel, we kindly submits the following response to the original SEC comment letter dated June 19, 2012.

After review by our accountants and auditors, the following are comments from the Company’s management, in the same order and numbering as detailed in the SEC comment letter.

Form 10-K for the year ended December 31, 20011

1.	Report of Independent Registered Accounting Firm - Page F-2

Comment:

“We note that your independent auditors’ report refers to your consolidated statement of operations, stockholders’ equity and cash flows for the six months ended December 31, 2010. We further note the aforementioned financial statements include a reference to the year ended December 31, 2010. Please have your auditor revise its report to clarify why it only refers to the six month period rather than the full year. The report could state, if true, that the period audited is from June 30, 2010 (date of inception) through December 31, 2010. In this regard, please also revise the heading to the financial statements as appropriate to properly state the period covered in the December 31, 2010 column.”

Response:

The SEC reviewer comments that the period should be “from June 30, 2010 (date of inception) through December 31, 2010”, rather than “for the six months ended December 31, 2010”. This is correct, since the exact date for incorporation of the DEDC was June 30, 2010.

The auditors have now revised their audit report to refer to the period from June 30, 2010 (inception) through December 31, 2010, rather than to a six month period. Accordingly, the headings in both the financial statements and the Form 10-K/A have been revised to properly state this period covered in the December 31, 2010 columns.

For background, DEDC was incorporated on June 30, 2010 (per note 1 disclosure in the December 31, 2010 audited financial statements). Further, note 3 (b) in the December 31, 2011 financial statements discloses that under reverse acquisition accounting and GAAP, prior to March 9, 2011 the financial statements reflect only operations of DEDC, i.e. from June 30, 2010  to December 31, 2010.

2.	Consolidated Statements of Operations, Page F-4

Comment:

“Please explain to us why there are no amounts reflected in the December 31, 2010 column here or in your consolidated statement of cash flows. Reconcile the amounts presented here with the amounts presented in the Form 8-K filed on March 16, 2011 which reflects a net loss of $1.1 million for the six month period. Please revise as appropriate.”

Response:

The Company’s management has reviewed the Form 8-K filed on March 16, 2011 which includes the audited financial statements of DEDC for the six-month period to December 31, 2010.

The Company’s management agrees that disclosure should be revised to reflect this net loss of $1.1 million in the 2010 comparative figures of the 2011 Consolidated Statements of Operations, Statements of Cash Flows and in certain note disclosures.

3.	Note 3, Merger with DEDC, page F-8

Comment:

“We note your disclosures here that you accounted for the merger between Mammatech Corporation and you as a recapitalization and that you provide the details of the terms of the merger. We further note from page F-5 that you present two line items within your consolidated statement of stockholders’ deficit on page F-5 entitled “private company common shares issued in exchange transaction” and “recapitalization.” Please explain to us in more detail how you accounted for the recapitalization based upon the terms of the merger. Cite the accounting the literature relied upon and how it applied to your situation.”

Response:

Although the disclosed terminology categorizing the transaction as “a recapitalization”, as suggested by the auditors, may be a sweeping generalization, and an alternative wording may have been more descriptive, it is still relevant.

Under a reverse merger, the private company DEDC did in fact acquire control of the public vehicle and it became the acquirer and its retained earnings (deficit) and shares became the opening financial position of the public company. The shareholdings in DEDC became “recapitalized” by exchanging their private company shares in those of the public company.

Accordingly, the financial statements had been correctly prepared as if the reverse merger had occurred retroactively and the shares and share amounts reflect the effects of the recapitalization for all periods presented. The Merger was accounted for as a reverse acquisition pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-40-25.1 (“GAAP”), which provides that the merger of a private operating company into a non-operating public corporation without significant net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public corporation continuing only as passive investors.

Pursuant the SEC’s specific request to explain and further detail two line items within the Consolidated Statement of Stockholders’ Deficit, we offer the following explanation.

(a) Line item regarding recapitalization - 22,871,100 common shares issued, booked at par value of $2,287, and having an overall effect to Stockholders’ Deficit of $322,000, with the difference of $324,287 to APIC.

Prior to the reverse merger, the total issued common shares of the public company aggregated 52,409,888 shares, of which the 85.5% control block of 44,786,188 shares were owned by Verdad Telecom. This control block was purchased by the Company for $322,000 and the shares were returned to Treasury, resulting in 7,623,700 outstanding shares (22,871,100 post-split shares) immediately prior to the reverse merger. This net equity transaction had been categorized as a “recapitalization” of the former private company equity interests. Accordingly, the disclosure of this transaction appears correct and in accordance with GAAP.

(b) Line item regarding private company 45,110,076 common shares issued in a share exchange transaction, $4,511 credited to par value of common shares and debited to Additional Paid-in Capital (“APIC”).

Prior to the reverse merger, DEDC issued 15,036,692 private company shares to various investors (45,110,076 post-split shares), which were then converted to public company shares on the reverse merger.  Accordingly, the disclosure of this transaction appears correct and in accordance with GAAP.

Conclusion:

The Company’s management and accountants have prepared and reviewed a revision of the 2010 comparative figures in the 2011 financial statements, and have completed a red-line (and, final) amended version Form 10-K for review.

Please be so kind as to provide the Company with a letter of acceptance from the SEC to the proposed response changes so that management can prepare and file the Form 10K/A, within a timely manner.

If you have additional questions or further comments, feel free to contact me at the numbers provided.

Thank you for your assistance in this matter.

Yours truly,

By:	/S/ James Michael Whitfield
James Michael Whitfield
President and CEO

[SEC Comment Letter]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via Email
Mr. James Michael Whitfield
Chief Executive Officer
Dynamic Energy Alliance Corporation
Memphis Clark Tower
5100 Popular Avenue, Ste. 2700
Memphis, TN  38137

Re:          Dynamic Energy Alliance Corporation
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-11050

Dear Mr. Whitfield:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011
Report of Independent Registered Accounting Firm, page F-2

1. We note that your independent auditors’ report refers to your consolidated statement of operations, stockholders’ equity and cash flows for the six months ended December 31, 2010. We further note the aforementioned financial statements include a reference to the year ended December 31, 2010. Please have your auditor revise its report to clarify why it only refers to the six month period rather than the full year. The report could state, if true, that the period audited is from June 30, 2010 (date of inception) through December 31, 2010. In this regard, please also revise the heading to the financial statements as appropriate to properly state the period covered in the December 31, 2010 column.

Mr. James Michael Whitfield
Dynamic Energy Alliance Corporation
June 19, 2012

-Consolidated Statement of Operations, page F-4

2. Please explain to us why there are no amounts reflected in the December 31, 2010 column here or in your consolidated statement of cash flows. Reconcile the amounts presented here with the amounts presented in the Form 8-K filed on March 16, 2011 which reflects a net loss of $1.1 million for the six month period. Please revise as appropriate.

Note 3.  Merger with Dynamic Energy Development Corporation, page F-8

3. We note your disclosures here that you accounted for the merger between Mammatech Corporation and you as a recapitalization and that you provide the details of the terms of the merger.  We further note from page F-5 that you present two line items within your consolidated statement of stockholders deficit on page F-5 entitled private company common shares issued in exchange transaction and recapitalization.  Please explain to us in more detail how you accounted for the recapitalization based upon the terms of the merger.  Cite the accounting the literature relied upon and how it applied to your situation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a companys disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Michael Whitfield
Dynamic Energy Alliance Corporation
June 19, 2012

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief